August 29, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Tia L. Jenkins

Re:	Sunergy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed July 2, 2012
Response letter dated August 15, 2012
File No. 000-52767

Dear Ms. Jenkins:

Sunergy, Inc. (“we,” the “Issuer” or the “Company”) submits this letter in response to the comment from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which was set forth in your letter dated August 24, 2012 regarding the above referenced documents.

The Staff’s comment, indicated in bold, is followed by the Company’s response.

Form 10-K for the Fiscal Year ended December 31, 2011

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 33

1.	We note your response to our comment where your auditor, Ingenium states that they were satisfied with the independence and professional reputation of the predecessor auditors and took steps to gain satisfaction as to the audits performed by the predecessor auditors. When the principal auditor is able to satisfy themselves in that way, they would then express an opinion on the financial statements as a whole. Ingenium's current report does not reference the financial statements for the year ended December 31, 2010. Please advise Ingenium to revise their audit report to express an opinion on the financial statements for the year ended December 31, 2010. Refer to AU Section 543.04.

Otherwise, please advise Ingenium to revise their audit opinion to make reference to the audits of the other auditors in the introductory, scope and opinion paragraphs, the division of responsibility as between that portion of the financial statements covered by their audit and that covered by the predecessor auditors. Refer to AU Section 543.06 through 543.09.

We have reviewed the above comment with our auditor, Ingenium Accounting Associates (“Ingenium”), along with the reference to the reporting guidance in AU Section 543.

We, and our auditors, also believe no further revision to Ingenium’s audit report is necessary in order to make reference to the predecessor auditors. We have been advised that, in accordance with AU Section 315.12 Communications Between Predecessor and Successor Auditors, Ingenium performed procedures to obtain sufficient appropriate evidential matter to afford a reasonable basis for expressing an opinion on the financial statements they were engaged to audit, as of and for the year ended December 31, 2011 and the period from inception to December 31, 2011. We have been advised that, in accordance with AU Section 315, Ingenium exercised professional judgment in analyzing the impact of the opening balances on the 2011 financial statements and the consistency of the application of our accounting principles. We have been further advised that Ingenium was satisfied as to the independence and professional reputation of the predecessor auditors and took the steps considered appropriate to gain satisfaction as to the audit performed by the predecessor auditors as noted in AU Section 543.04.

Ingenium has also advised us, and our management concurs, that the further application of AU Section 543, beyond that noted above in relation to the 2011 opening balances, does not appear to be appropriate to the audit performed by Ingenium. We, along with Ingenium, have reviewed the PCAOB’s Staff Audit Practice Alert No.6 Auditor Considerations Regarding Using The Work Of Other Auditors And Engaging Assistants From Outside the Firm Issued on July 12, 2010, specifically related to the identification of circumstances when AU Section 543 applies. In its Practice Alert, the PCAOB Staff indicates “AU sec. 543 applies only to circumstances in which a firm would use the "work and reports of other independent auditors who have audited the financial statements of one or more subsidiaries, divisions, branches, components, or investments" of an issuer.” The Alert further states “AU sec. 543 does not apply to the use of another auditor's work if that work is anything other than an audit of the financial statements of one or more subsidiaries, divisions, branches, components, or investments of the issuer.” We have been advised that, during the period of Ingenium’s engagement, no other auditors were engaged to audit the financial statements of any of our applicable subsidiaries, divisions, branches, components, or investments.

Additionally, AU Section 308.74 Reports on Audited Financial Statements provides guidance as to making reference to the audit performed by the predecessor auditor which applies to situations in which the predecessor auditor’s report is not presented. In our Form 10-K for the Fiscal Year Ended December 31, 2011 Filed July 2, 2012 we obtained the appropriate consent and correspondingly included the audit report of the predecessor auditor for the fiscal year ended December 31, 2010, as contained in the comparative financial statements. Based on the inclusion of the report of the predecessor auditor, we and Ingenium believe it is not appropriate to make further reference to the predecessor auditor in Ingenium’s audit report for the fiscal year ended December 31, 2011.

In connection with responding to your comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Should you require further clarification of any of the issues raised in this letter, please contact me at (775) 323-8131 (or by fax at (775) 337-1550). We respectfully request that the Staff let us know at its earliest convenience if we can be of any further assistance.

Sincerely,

/s:/ Larry Max Bigler

Interim President, Chief Financial Officer and Director